Press Release

FOR IMMEDIATE RELEASE

LABOPHARM'S ONCE-DAILY TRAMADOL APPROVED IN SOUTH KOREA AND AUSTRALIA

– Company Enters Into Marketing Partnership for Once-Daily Tramadol for Turkey –

LAVAL, Quebec (February 13, 2008) – Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today announced that its once-daily tramadol product has received regulatory approval from the Korea Food and Drug Administration, which allows for the marketing and sale of Labopharm's once-daily tramadol product in South Korea, and from the Australian Department of Health and Aging, which allows for the marketing and sale of Labopharm's once-daily tramadol product in Australia.

"Approval in South Korea and Australia brings the number of countries in which our product has been approved to 27," said James R. Howard-Tripp, President and Chief Executive Officer, Labopharm Inc. "South Korea and Australia are important components of the global commercialization plan for our product. We are now working with our marketing partners in both countries towards the launches of our product later this year."

Labopharm completed licensing and distribution agreements for its once-daily tramadol product for South Korea with WhanIn Pharmaceutical Co., Ltd last year, and for Australia with iNova Pharmaceuticals (Australia) Pty Limited earlier this year. The Company expects its product to be launched in South Korea and Australia later this year.

Marketing Partnership for Once-Daily Tramadol for Turkey

Labopharm also announced today that it has signed a licensing and distribution agreement for its once-daily tramadol product for Turkey with Dr. F. Frik Ilac San. Ve Tic. A.S.

Under terms of the agreement, Dr. F. Frik will have the exclusive right to market and sell Labopharm's once-daily tramadol product in Turkey. Labopharm will supply Dr. F. Frik with finished packaged product and will receive revenue from the sale of such finished packaged product at rates commensurate with those of previous licensing and distribution agreements that Labopharm has entered into for other European markets. Labopharm is also eligible to receive additional payments upon the achievement of certain milestones.

Labopharm has submitted a marketing application for regulatory approval of its once-daily formulation of tramadol to the Ministry of Health in Turkey. The Company expects to receive approval in early 2009.

For the 12-month period ended September 2007, sales of tramadol products in Turkey were 7.1 million standard units, representing a compounded annual growth rate over the previous five 12-month periods of 35%.

About Dr. F. Frik Ilac San. Ve Tic. A.S.

Dr. F. Frik Ilac San. Ve Tic. A.S. focuses on the registration, sales and marketing of value added pharmaceutical products in Turkey, as well as some foreign markets. The Company has more than 225 sales representatives promoting products in the central nervous system, musculo- skeletal, respiratory, gastrointestinal and other treatment areas.

About Labopharm Inc.

Labopharm is an emerging leader in optimizing the performance of existing small molecule drugs using its proprietary controlled-release technologies. The Company's lead product, a unique once-daily formulation of tramadol, is being commercially launched in key markets globally. The Company also has a robust pipeline of follow-on products in both pre-clinical and clinical development. Labopharm's vision is to become a fully integrated, international, specialty pharmaceutical company with the capability to internally develop and commercialize its own products. For more information, please visit www.labopharm.com.

This press release contains forward-looking statements, which reflect the Company's current expectations regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the uncertainties related to the regulatory process in various countries for the approval of the Company's products and the successful commercialization of the products throughout the world if they are approved. Investors should consult the Company's ongoing quarterly filings and annual reports for additional information on risks and uncertainties relating to these forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. The Company disclaims any obligation to update these forward-looking statements.

For more information, please contact:

At Labopharm	At The Equicom Group
Mark D'Souza	Jason Hogan
Chief Financial Officer	Media and Investor Relations
Tel: (450) 686-0207	Tel: (416) 815-0700
jhogan@equicomgroup.com

French:
Eric Bouchard
Tel: (514) 844-7997
ebouchard@equicomgroup.com